Filed by The Titan Corporation
Subject Company: The Titan Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Registration Statement File No. 333-109725

TO:	Jaycor, Inc. Employee Stock Ownership Plan Participants

FROM:	Titan Corporate Benefits Department

DATE:	March 19, 2004

SUBJECT:	Updated Important Notice Concerning Your Rights Under
Jaycor, Inc. Employee Stock Ownership Plan Participants
Delay of Previously Announced Blackout Period

On February 11, 2004, you were sent a notice regarding an anticipated “blackout period” during which participants in the above referenced Plan would be unable to direct or diversify investments or take any Plan distributions from the Company Stock Fund. The blackout period was expected to begin on March 12, 2004 and end during the week of March 21, 2004. It is now expected that the blackout period will begin on April 6, 2004 at 4:00 PM eastern time and will end during the week of April 18, 2004. This Updated Notice will supplement the February 11 Notice, and provide updated information regarding the anticipated starting date and ending date of the blackout period. This Updated Notice is being sent as required under Section 101(i) of the Employee Retirement Income Security Act.

As you probably already know, Lockheed Martin Corporation and The Titan Corporation announced on March 12, 2004 that Titan agreed to delay until Monday, April 12, 2004, the vote of its’ stockholders on the pending merger with Lockheed Martin. As a result of the delay in the stockholders meeting date, the expected beginning date of the blackout period which was described to you in the February 11 Notice and the expected ending date of such blackout period has changed.

As explained in the February 11 Notice, the merger allocation procedures will require some time before and after the April 12 stockholder meeting for the necessary tabulations and possible necessary adjustments. Consequently, there will be a temporary blackout period where the Plan participants will not be able to perform any transactions in the Company Stock Fund. As noted above, it is now expected that the blackout period will begin on April 6, 2004 at 4:00 PM eastern time. It is anticipated that the blackout period will end during the week of April 18, 2004. During this time, you can determine whether the blackout has started or ended by calling the Plan’s administrator, Pat Hernandez at 858.720.4038 or send an e-mail to jaycoresop@titan.com.

Up until the blackout period begins, any rights which a participant has to make any elections or give any directions will continue in effect.

However, during the blackout period, you will be unable to direct or diversify or take any distribution from the company stock assets held in your Plan account. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the blackout period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as the market price of individual securities tend to have wider swings, up and down, over short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the blackout period, and you would not be able to direct the sale of such company stock from your account during the blackout period.

Again, this notice is being sent as required under section 101(i) of the ERISA. This Blackout Notice is not intended to describe any rights that you would otherwise have under the terms of the Jaycor ESOP in the absence of the blackout. Thus, this Blackout Notice is not intended to state or imply that you have the ability to direct or diversify the assets allocated to your account in the Jaycor ESOP. In addition, this Blackout Notice is not intended to state or imply that you would otherwise have the ability to obtain a distribution from the Jaycor ESOP in the absence of the blackout.

If you should have any questions on the above information, please call the Plan’s administrator, Pat Hernandez at 858.720.4038 or send an e-mail to jaycoresop@titan.com. You may also contact the Plan’s administrator at:

Jaycor ESOP Administrative Committee

3394 Carmel Mountain Road

San Diego, Ca. 92121

Attn: Pat Hernandez

Additional Information About the Merger and Where to Find It

Lockheed Martin and Titan have filed a proxy statement/prospectus and other relevant materials with the SEC in connection with the proposed acquisition of Titan by Lockheed Martin pursuant to the terms of the merger agreement between Lockheed Martin and Titan. There may be a supplement to such proxy statement/prospectus filed with the SEC. The original proxy statement/ prospectus has been mailed to the stockholders of Titan. Stockholders of Titan and investors are urged to read the proxy statement/prospectus (and any supplements to such proxy statement/prospectus) and other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger, because they will contain important information about Lockheed Martin, Titan and the proposed merger. The proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Lockheed Martin or Titan with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, stockholders and investors may obtain free copies of the documents filed with the SEC by Lockheed Martin by contacting Lockheed Martin Investor Relations, 6801 Rockledge Drive, Bethesda, MD 20817, 301.897.6598. Stockholders and investors may obtain free copies of the documents filed with the SEC by Titan by contacting Titan Investor Relations, 3033 Science Park Rd., San Diego, CA 92121, 858.552.9400.

Lockheed Martin and Titan, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies of Titan stockholders in connection with the proposed merger. Stockholders and investors may obtain more detailed information regarding the names, affiliations and interests of those persons in the solicitation by reading the proxy statement/prospectus (and any supplements) and other materials when available.